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                               August 5, 2022

       Kyle Floyd
       Chairman and Chief Executive Officer
       Vox Royalty Corp.
       66 Wellington Street West, Suite 5300
       Toronto, Ontario
       Canada M5K 1E6

                                                        Re: Vox Royalty Corp.
                                                            Form 40FR12B filed
June 27, 2022
                                                            File No. 001-41437

       Dear Mr. Floyd:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Response to Comments Dated July 21, 2022

       General

   1.                                                   We note your assertion
that    royalty, stream, and other interests    comprise approximately
                                                        74.6%, 77.7%, and 100%
of the total assets of SilverStream SEZC, Vox Royalty Australia
                                                        Pty. Ltd., and Vox
Royalty Canada Ltd. (collectively, the    Owning Subsidiaries   ). Please
                                                        identify each
constituent part of the numerators and denominators for your calculations. In your response, please
also (i) explain why you believe each asset included in such numerators, including
each asset comprising    other interests,    is a qualifying asset under
                                                        section 3(c)(9) of the
Investment Company Act of 1940 (the    1940 Act   ), and (ii) describe
                                                        the intercompany debt
referenced in your response letter, including its value (as that term is defined in section
2(a)(41) of the 1940 Act) and the counterparties. Please base these calculations on values,
as that term is defined in section 2(a)(41) of the 1940 Act, as of the end of the last
preceding fiscal quarter.
   2. Please describe and identify the value, as that term is defined in section 2(a)(41) of the
 Kyle Floyd
FirstName  LastNameKyle Floyd
Vox Royalty  Corp.
Comapany
August     NameVox Royalty Corp.
       5, 2022
August
Page 2 5, 2022 Page 2
FirstName LastName
         1940 Act, of each of the assets held by Vox Royalty Corp. (the
Company   ) on an
         unconsolidated basis, including the common shares (or other assets) representing the
         Company   s interests in the Owning Subsidiaries. In your response,
please specifically
         identify any qualifying assets under section 3(c)(9) that are directly held by the Company.
3. To the extent that you have concluded that (i) less than 100% of the assets held by each of the Owning Subsidiaries are qualifying assets under section 3(c)(9) and/or (ii) less than
         100% of the assets held by the Company consist of the Company   s
interests in the Owning
         Subsidiaries and qualifying assets under section 3(c)(9), please explain your basis for
         concluding that    substantially all    of the businesses of the
Owning Subsidiaries and the
         Company consist of owning or holding qualifying assets. In this regard, we note your assertion in the response letter that the described mix of assets and
operations    are
         indicative of an issuer that would fall within the scope set forth by
Section 3(c)(9) of the
         1940 Act.    Please explain.
4. It appears that most, if not all, of the royalties and streams held by the Owning
         Subsidiaries were entered into when mines were not producing, such that no metals could yet have been sold. It would, therefore, appear that any obligations acquired by the
         Owning Subsidiaries (e.g., the obligation of the miner to deliver metals or revenue to the
         Owning Subsidiaries) do not relate to any sale of merchandise. Accordingly, the facts presented in your response do not appear to demonstrate a direct nexus between obligations acquired by the Owning Subsidiaries and the sale of any specific merchandise.
         To the extent you believe the exemption at section 3(c)(5)(A) is available to the Owning
         Subsidiaries (or the Company), please supplement your analysis to address each requirement of the exemption, including (i) what specific note, draft, acceptance, open accounts receivable, or other obligation has been acquired and (ii) how such an asset represent[s] part or all of the sales price of merchandise,
insurance, [or] services.    Please
         also explain your analogy to Royalty Pharma, in light of the fact that, in that case, products sold could be matched to specific royalty obligations being purchased; whereas, here, no actual sales have been identified.
5. Reviewer's Note: Please upload documentation for the consultation with IM staff and that they provided recommended comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Corey Jennings, Special Counsel, at (202) 551-3258 or Michael Coco,
Chief, at (202) 551-3253 with any questions.



                                                                Sincerely,
 Kyle Floyd
Vox Royalty Corp.
August 5, 2022
Page 3
FirstName LastNameKyle Floyd
                                 Division of Corporation Finance
Comapany NameVox Royalty Corp.
                                 Office of International Corporate
August 5, 2022 Page 3            Finance
FirstName LastName